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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 4

Name of Issuer:  Nordic American Tanker Shipping Limited

Title of Class of Securities:  Common Shares

CUSIP Number:  G65773106

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

        Herbjorn Hansson, c/o Ugland Nordic Shipping ASA,
    Thor Dahls gt. 1-3, P.O. Box 54, 3201 Sandefjord, Norway

     (Date of Event which Requires Filing of this Statement)

                          July 10, 2000

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.     G65773106

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    UGLAND NORDIC SHIPPING ASA

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
         (b)  x

3.  SEC USE ONLY



4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) of 2(e)



6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.  SOLE VOTING POWER

    1,812,071

8.  SHARED VOTING POWER



9.  SOLE DISPOSITIVE POWER

    1,812,071

10. SHARED DISPOSITIVE POWER









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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,812,071

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*

    X

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.67%

14. TYPE OF REPORTING PERSON*

    CO


              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.































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The purpose of this Amendment No. 4 to the previously filed
Schedule 13D is to report that the ownership of Ugland Nordic Shipping ASA ("Ugland") (the "Reporting Person") in the Common Shares, $.01 par value (the "Shares"), of Nordic American Tanker Shipping Limited (the "Issuer") has decreased. The ownership of Ugland has decreased from 22.12% to 18.67% of the total Shares outstanding.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         This statement is being filed on behalf of Ugland, a publicly owned Norewegian shipping company. Herbjorn Hansson is the President and Chief Executive Officer of Ugland. The address for Ugland is Thor Dahls gt.1-3, P.O. Box 54, 3201 Sandefjord, Norway.

         The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

         Herbjorn Hansson is a citizen of Norway.

Item 3.  Source and Amount of Funds or Other Consideration

    As of the date hereof, Ugland owns 1,812,071, Shares. Ugland purchased 30,000 shares for an aggregate purchase price of $631,4251. The source of funds for the foregoing purchases of the Shares was the working capital of Ugland. No funds were borrowed to purchase any of the Shares.

Item 4.  Purpose of Transactions

         The Shares acquired by the Reporting Person were acquired for, and were sold for, investment purposes. The Reporting Person has no plan or proposal which relates to, or would resul n, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.




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Item 5.  Interest in Securities of Issuer

,        As of the date hereof, Ugland owns, 1,812,071 Shares.
         As of the date hereof, there were 9,706,606 Shares outstanding. Therefore, Ugland owns 18.67% of the outstanding Shares. The Reporting Person has the sole power to vote, direct the vote, dispose of or direct the disposition of all the Shares that it owns. All transactions in the Shares effected by the Reporting Person since the most recent filing on Schedule 13D were effected in open-market transactions and are set forth in Exhibit 1.

         Herbjorn Hansson disclaims beneficial ownership of the securities covered by this Schedule 13-D pursuant to Rule 13d-4.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         1. A description of the transactions in the Shares that were effected by the Reporting Person.



























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                            Signature

         The undersigned, after reasonable inquiry and to the

best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.



                             UGLAND NORDIC SHIPPING ASA

                             By:  /s/ Herbjorn Hansson
                                  Herbjorn Hansson
                                  President and Chief
                                  Executive Officer


Dated:  July 13, 2000


































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                                                        Exhibit 1


                    SCHEDULE OF TRANSACTIONS

                                          Price Per Share
  Date          Shares Purchased              (gross)
  ____          ________________          _______________

  2/15/00            30,000                    $10.50
  2/16/00            30,000                    $10.50


                                          Price Per Share
 Date              Shares Sold                (gross)
 _____             ___________           ________________

  4/26/00             4,300                    $14.43
  5/24/00             4,500                    $14.07
  5/25/00             4,500                    $14.07
  5/25/00             5,000                    $14.07
  6/15/00             8,000                    $17.00
  6/16/00            10,000                    $17.00
  6/19/00             6,800                    $17.00
  6/20/00             3,000                    $17.00
  6/22/00               500                    $17.00
  6/28/00             4,500                    $17.00
  6/29/00            13,800                    $17.05
  6/30/00             1,700                    $17.00
   7/5/00             1,000                    $17.00
  7/10/00           332,000                    $17.00






















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